For Immediate Release

Nordion Extends Molybdenum-99 Supply Contract with Lantheus Medical Imaging, Inc.
and Provides Medical Isotope Update

OTTAWA, CANADA – January 5, 2011 – Nordion Inc., a leading provider of products and services to the global health science market, today announced it has extended its contract with its primary customer, Lantheus Medical Imaging, Inc. for the supply of Molybdenum-99 (Mo-99).

“Dynamics have changed in the medical isotope market.  Customers have diversified their supply sources to reduce their reliance on single source supply during extended shortages, such as recently experienced,” said Steve West, Chief Executive Officer, Nordion.  “The extension of this contract with Lantheus provides us with a three year demand projection while market activities settle and requirements level out.”

Under the terms of the amended agreement, the contract has been extended until December 31, 2013.  The original contract was in place until July 31, 2011.  Based on the contract, Nordion expects to supply Mo-99 on a weekly basis to Lantheus Medical Imaging, Inc.  After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

“Lantheus is a leader in securing and supplying Mo-99 for the nuclear medicine community,” stated Don Kiepert, President and Chief Executive Officer, Lantheus Medical Imaging, Inc.  “The extension of our agreement with Nordion is part of our ongoing commitment to implement a globally diversified and balanced supply chain for the sourcing of Mo-99. We look forward to continuing to work closely with our supply partners such as Nordion to ensure continued access to Mo-99. ”

Medical Isotope Update
Since the restart of the National Research Universal (NRU) reactor in August 2010, the market for Mo-99 has been dynamic. Prior to the shutdown of the NRU reactor in May 2009, NRU supplied medical isotopes contributed approximately US$4 million per month of operating income.  Based on the past quarter activity and this current agreement with Lantheus Medical Imaging, Inc., which reflect lower demand and higher pricing for Mo-99 than in 2009, the Company expects the operating income contribution from NRU supplied medical isotopes to initially be in a similar range of US$4 million per month.  Given current schedules, Nordion also expects a negative impact on the profitability of this business in the second half of fiscal 2011 due to the planned shut down of the NRU reactor for inspections and the higher cost of Mo-99 back-up supply from Isotope in Russia.  Nordion intends to provide a further update on the Mo-99 market with its fiscal 2010 fourth quarter and annual reporting, which the Company plans to file on January 20, 2011.

About Nordion Inc.
Nordion Inc. (TSX: NDN; NYSE: NDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 60 countries around the world. Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2009 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion